October 16, 2009
BY EDGAR Submission
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tracey McKoy, Staff Accountant

Re:	Forrester Research, Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed March 13, 2009 Proxy Statement Filed April 3, 2009 File No. 000-21433
Ladies and Gentlemen:
On behalf of Forrester Research, Inc. (the “Company” or “Forrester”), this letter is in response to the letter dated September 16, 2009 from Terrence O’Brien, Accounting Branch Chief, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to George F. Colony, the Company’s Chief Executive Officer. The responses are keyed to numbering of the comments and the headings used in the Staff’s letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
Consolidated Financial Statements and Supplementary Data, page 30
1.	We note on page 5 in your Form 8-K filed on February 11, 2009 you state “Previously the remeasurement of these payables and receivables had been recorded in other comprehensive income as part of cumulative translation adjustment. Of the net $1.4 million foreign exchange loss recorded, $1.9 million related to period prior to fiscal 2008”. Please tell us whether this adjustment represents a correction of an error. If so, please tell us why this correction was not discussed in your form 10-K or subsequent filings. We remind you that paragraph (a)(3) of Item 302 of Regulation S-K requires a description of the effect of any extraordinary, unusual or infrequently occurring items recognized in each full quarter within the two most recent fiscal years and any subsequent interim period for which financial statements are included or are required to be included by Article 3 of Regulation S-X, as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of the quarter.

We approximate the $1.9 million adjustment after tax would be $1.5 million (assuming a tax rate of 21.4%) and represents 16% and 5% of net income for the fiscal quarter ended December 31, 2008 and year ended December 31, 2008, respectively, and 8% of net income for the year ended December 31, 2007, which appears material to your income statement. Please provide us your qualitative and quantitative materiality analysis under SAB 99 and 108 for the year ended and quarter ended December 31, 2008 and the periods in which the errors are related to. Furthermore, please tell us the authoritative literature that supports your accounting treatment of your intercompany payables and receivables.

Response: As stated in our 8-K filed February 11, 2009, of the $1.4 million of net foreign exchange loss we recorded in the fourth quarter ended December 31, 2008, $1.9 million of foreign exchange loss related to periods prior to fiscal 2008. We concluded that this adjustment represented the correction of an error because there were amounts previously incorrectly recorded in other comprehensive income as part of the cumulative translation adjustment that should have been recorded in Other income, net in the consolidated statements of income. As discussed in more detail below, we concluded the correction of the error was not material to the consolidated financial statements taken as a whole for the year and quarter ended December 31, 2008 and for the periods in which the errors originated.

As such, notwithstanding our conclusion that the correction of the error was not material to the consolidated financial statements for the year ended December 31, 2008, we included in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“2008 10-K”), disclosure which states: “of the net loss recognized, $1.9 million related to periods prior to 2008.[1]” We also provided similar disclosure in the footnotes to the financial statements. Footnote 1, Operations and Significant Accounting Policies (Foreign Currency), states “Forrester recorded a total net foreign exchange loss related to remeasurement of intercompany transactions of $1.4 million during the year ended December 31, 2008, of which $1.9 million related to prior years.[2]”

Although deemed immaterial, Forrester will disclose the impact of the correction of the error in the selected quarterly financial data section of its 2009 Annual Report on Form 10-K pursuant to paragraph (a) (3) of Item 302 of Regulation S-K. The disclosure will be similar to the Company’s disclosure in its 8-K filed February 11, 2009.

We assessed the impact on the consolidated financial statements of the errors identified above for the five years ended December 31, 2008 under SAB 99 and SAB 108. In assessing materiality, the Company focused on both quantitative factors and qualitative factors in arriving at the conclusion that the adjustments were immaterial. Accordingly, the Company recorded the cumulative impact of the adjustment in the fourth quarter of 2008.

[1]	See Page 22 of our Annual Report on Form 10-K for the year ended December 31, 2008

[2]	See Page F-8 of our Annual Report on Form 10-K for the year ended December 31, 2008

ANNUAL ASSESSMENT
A summary of the adjusted results under the Rollover method is as follows:
Rollover Method (all dollar amounts in thousands)

					9	Cumulative
					Months	Effect
					ended	as of
					September	September
	2004	2005	2006	2007	30, 2008	30, 2008
Income from continuing operations before income tax provision, as reported (“pre-tax income”)	$8,538	$19,505	$26,094	$30,004	$32,925
Adjustment to pre-tax income	(585)	312	(805)	(855)	(557)	(2,490)
% change to pre-tax income	(6.8%)	1.6%	(3.1%)	(2.8%)	(1.7%)
Net income, as reported	$4,863	$11,944	$17,756	$18,943	$20,061
Net income adjustment[3]	(328)	172	(537)	(487)	(334)	(1,514)
% change to net income	(6.7%)	1.4%	(3.0%)	(2.6%)	(1.7%)
The Company also assessed the iron curtain impact of the adjustment of prior years in reaching its conclusion that the adjustment to prior years was immaterial. The calculations were as follows:
Iron Curtain Method (all dollar amounts in thousands)

	2004	2005	2006	2007
Pre-tax Income, as reported	$8,538	$19,505	$26,094	$30,004
Adjustment to pre-tax income	(585)	(273)	(1,078)	(1,933)
% change to pre-tax income	(6.9%)	(1.4%)	(4.1%)	(6.4%)
Net income, as reported	$4,863	$11,944	$17,756	$18,943
Net income adjustment[3]	(328)	(156)	(693)	(1,180)
% change to net income	(6.7%)	(1.3%)	(3.9%)	(6.2%)
For the reasons discussed below, Forrester does not consider the adjustments above to be material for any of the periods presented.
Discussion of Qualitative Factors
Key Financial Statement Data and Metrics

[3]	The tax effects of the adjustments were calculated using the jurisdictional tax rate related to each potential adjustment. The Company believes using the subsidiary specific jurisdictional tax rate is the appropriate method for calculating the impact of the adjustment on net income.

The Company believes that the error and the correction reflected in the 2008 consolidated financial statements included in the 2008 10-K relates to a non-cash, non-operational financial measure that is not relevant to how we manage our business or compensate employees, and therefore is not significant to investors. Specifically, Forrester believes, based on its investor relations experience and its categorization in the marketplace as a growth company, that this non-cash gain or loss adjustment to pre-tax income or net income is not significant or material to investors. Forrester believes that the principal income statement data used by investors and analysts to evaluate the Company’s performance and prospects include revenue, revenue mix between research services and advisory services and other, pro forma4 operating margin, and to a lesser extent, pro forma diluted income per common share from continuing operations (“earnings per share” or “EPS”). Other financial statement data that historically have been areas of focus for financial analysts and investors include deferred revenue and cash flows from operations, along with various metrics, including agreement value, client retention, dollar retention and enrichment, all of which are discussed in detail in the MD&A included in our 2008 10-K and with the limited exception of pro forma EPS, none of which are impacted by the net income adjustment disclosed in the referenced 8-K.
In addition, the Company believes that readers of its consolidated financial statements are concerned more with improvements and trends in pro forma net income and pro forma earnings per share than specific pro forma net income and earnings per share amounts in a particular period. Therefore, when considering the impact of the error correction, the Company considered not only the impact on its reported net income and net income per share on a GAAP basis, but also, and more importantly from an investor perspective, the impact of the correction on a pro forma basis and trends in its pro forma operating margin, pro forma net income and pro forma earnings per share. The impact on pro forma net income and pro forma earnings per share under the Rollover method is as follows:

[4]	As stated in our 8-K filed February 11, 2009 Forrester believes that pro forma financial results provide investors with consistent and comparable information to aid in the understanding of Forrester’s ongoing business. Our pro forma presentation excludes amortization of intangibles, stock-based compensation expense, net gains or impairments from marketable and non-marketable investments, costs associated with the stock option investigation and restatement of our historical financial statements, as well as their related tax effects. The pro forma data does not purport to be prepared in accordance with Accounting Principles Generally Accepted in the United States.

					9 Months
					ended
					September
	2004	2005	2006	2007	30, 2008
Pro-forma net income, as reported	$12,829	$15,146	$22,298	$27,550	$22,157
Pro-forma net income, as adjusted	$12,501	$15,318	$21,761	$27,063	$21,823
% change to pro forma net income	(3%)	1%	(2%)	(2%)	(2%)

Pro-forma earnings per share, as reported	$0.57	$0.69	$0.97	$1.16	$0.94
Pro-forma earnings per share, as adjusted	$0.56	$0.70	$0.95	$1.14	$0.92
% change to pro forma earnings per share	(2%)	1%	(2%)	(2%)	(2%)
See Exhibit I for illustrative trend charts.
Since the error does not materially affect any trend in the Company’s net income or earnings per share on a GAAP or pro forma basis, and does not impact any other financial measure or metric that the Company believes is significant to investors, the Company believes the error was not material and therefore the correction of the error does not require restatement of prior year financial statements.
Executive Compensation
In order to align Forrester’s variable incentive compensation with the interests of its investors, Forrester has historically tied variable incentive cash compensation of its executives, as well as the general employee population, to booked sales and pro forma operating profit. None of the cash incentive compensation for any executive would have been impacted during any period by the adjustments noted above had they been recorded in the respective periods.
In addition, each year from 2005-2008, Forrester granted performance-based stock options to key employees under its equity incentive plan. The vesting of the options was tied to achieving pre-determined targets for: pro forma EPS (2005), pro forma operating margin percentage (2006 and 2007) and pro forma operating profit (2008), which further demonstrates the emphasis internally and to investors of pro forma operating results. With the exception of 2005, none of the performance metrics used to determine vesting were impacted by the adjustment. For 2005, if the adjustment had been recorded in 2005, there would have been no change to the actual vesting schedule applicable to the options.
Interim Periods in 2008
Forrester also considered the impact on the quarterly financial statements during 2008 as if the adjustments had been recorded in the appropriate time period under both the Rollover and Iron Curtain methods. The following table summarizes the adjustment under the Rollover method:

Rollover Method (all dollar amounts in thousands)

	Q1 2008	Q2 2008	Q3 2008
Pre-tax income, as reported	$9,112	$13,745	$10,068
Adjustment to pre-tax income	(717)	(110)	270
% change to pre-tax income	(7.8%)	(0.8%)	2.7%
Net income, as reported	$5,028	$8,645	$6,388
Net income adjustment[3]	(430)	(65)	162
% change to net income	(8.5%)	(0.8%)	2.5%
In calculating the impact under the Iron Curtain method for the interim periods of 2008, Forrester compared the adjustment to a full year estimate of pretax income and net income and assumed an effective tax rate for the year of 39%. Forrester believes that the use of a full year estimate is appropriate when assessing quarterly materiality under the Iron Curtain method because the adjustments relate to prior periods.
Iron Curtain Method (all dollar amounts in thousands)

	Q1 2008	Q2 2008	Q3 2008
Pre-tax income, full year estimate	$47,369	$47,369	$47,369
Adjustment to pre-tax income	(2,650)	(2,760)	(2,490)
% change to pre-tax income	(5.6%)	(5.8%)	(5.3%)
Net income, full year estimate	$28,895	$28,895	$28,895
Net income adjustment	(1,610)	(1,676)	(1,514)
% change to net income	(5.6%)	(5.8%)	(5.2%)
The calculations above were based on full year estimated pre-tax income and net income amounts as of November 30, 2008. Actual pre-tax income and net income for FY 2008 was $44,810 and $29,215, respectively.
Consistent with the annual discussion, Forrester believes that the materiality of the adjustment needs to be evaluated considering qualitative factors from an investor’s point of view.

Forrester also considered the impact that recording the cumulative effect of correcting the error in Q4 2008 had on the Q4 2008 quarterly financial statements and concluded the adjustment was immaterial. In Q4 2008, we recorded $2.5 million of foreign exchange loss ($1.5 million, after tax) related to periods prior to Q4 2008, of which $1.9 million ($1.2 million after tax) related to periods prior to 2008. The following table summarizes the impact of the adjustment on net income for Q4 2008:

Q4 2008
Pre-tax income	$11,885
Adjustment to pre-tax income	(2,490)
% change to pre-tax income	(21.0%)
Net income, as reported	$9,154
Net income adjustment[3]	(1,514)
% Change to net income	(16.5%)
While the adjustment represents approximately 16.5% of Q4 2008 net income, as mentioned previously Forrester believes that this non-cash adjustment below income from continuing operations is not significant to investors and does not materially affect any trend in the Company’s net income or earnings per share on a GAAP or pro forma basis. See Exhibit II for quarterly illustrative trend charts.
In addition, besides the various factors and metrics discussed above deemed of greatest significance to investors, during 2008 Forrester was particularly focused on key strategic and operating initiatives. On each of the quarterly earnings conference calls, the Chief Executive Officer and the Chief Financial Officer reported progress against key business initiatives, including the implementation of a new strategy, growing the sales platform and increasing the overall percentage of revenues from research services (frequently referred to by management as the quotient of syndicated business). Management believes that progress against these key business initiatives, coupled with the financial measures and metrics discussed above, were key items evaluated by investors and analysts. While the adjustments would and did impact pro forma EPS, Forrester considers the other qualitative factors discussed above to fully support its conclusions regarding the immateriality of the error.

Accordingly, Forrester considers the adjustments required on a quarterly basis in 2008 to be immaterial and Forrester recorded the cumulative impact of the adjustment in the fourth quarter of 2008.
Authoritative Guidance
Forrester had historically treated all intercompany balances as if they were of a long-term investment nature. However, based upon a more detailed review of certain intercompany balances and transactions in connection with 2008 international tax planning initiatives, the Company reached the conclusion that certain balances and transactions did not meet the criteria to be treated as long-term investments as defined in Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation. Specifically, the Company followed paragraph 15, paragraph 20B, and paragraph 131 (Appendix C) of SFAS No. 52 when evaluating the classification of intercompany balances as current or those that are of a long-term-investment nature. As a result of this evaluation, certain foreign currency exchange amounts were adjusted and recorded in the determination of net income.
2. If the adjustment disclosed in your Form 8-K filed February 11, 2009 represents a correction of an error, please tell us whether management and your auditors considered this issue when concluding that your internal control over financial reporting was effective as of December 31, 2008.
Response: Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making its assessment, management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. A “material weakness” is a deficiency (within the meaning of Public Company Accounting Oversight Board Auditing Standard No. 5), or combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Given our conclusion about the immateriality of the adjustment, the company and its independent auditors concluded that our internal control over financial reporting was effective as of December 31, 2008.
Definitive Proxy Statement
Compensation Discussion and Analysis, page 8
3. In future filings, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2008. From a general standpoint, it appears that the Committee relies upon the extent to which compensation of your named executive officers compares to the companies against which you benchmark compensation. Yet your disclosure also indicates that you base compensation decisions on individual and business performance objectives. It is unclear how the Committee considered each of these factors in approving particular pieces of each named executive officers’ compensation package or why the Committee believes that the amounts paid are appropriate in light of the various items it considered. In future filings, please discuss in complete detail the analyses the Committee undertook in authorizing each specific award. Include a discussion of the performance-related goals and targets such as bookings and operating profit as well as individual goals. See Item 402(b)(2)(v)-(vii) of Regulation S-K.
Response: In future filings, where material to the Committee’s compensation decisions, we will disclose individual and business performance-related goals and how the Committee considered those goals in approving the various components of each named executive officer’s compensation package. Where material, we will also disclose the extent to which the Committee’s approval of compensation packages for our named executive officers is impacted by, and how those compensation packages compare to, the compensation data of companies against which the Committee may benchmark compensation.
4. In future filings, please identify the companies against which you benchmark compensation and include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation fell outside a targeted percentile range, please explain why. See Item 402(b)(2)(xiv) of Regulation S-K.
Response: In future filings, we will identify the companies against which we may benchmark compensation. In addition, to the extent we target particular elements of compensation against the peer companies or other compensation benchmark surveys, we will so disclose where actual payments fall within targeted parameters.
Grants of Plan-Based Awards for 2008, page 14
5. It is not clear why you have not completed the threshold column of this table in light of the disclosure in the Compensation Discussion and Analysis which appears to indicate that there is an amount payable upon attainment of minimum bookings and operating profit levels under the Matrix Bonus Plan.
Response: Under the Matrix Bonus Plan, the bonus payable in any given period to participating employees, including executive officers, is determined by multiplying the participant’s target award by a multiplier to reflect achievement of individual and/or team goals. Theoretically, a plan participant’s multiplier could be 0 in any given period, which is why we disclosed a minimum award of 0. In future filings, we will disclose in a footnote to the table the minimum and maximum amounts payable under the Matrix Bonus Plan before giving effect to the multiplier for individual and team performance.

Lastly, as requested by the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please telephone either the undersigned at 617-613-6181 or Gail Mann, Chief Legal Officer, at 617-613-6078.
Sincerely,
/s/ Michael A. Doyle
Chief Financial Officer and Treasurer

cc:	George F. Colony Gail S. Mann

Exhibit I —
The charts below illustrate that the Company’s net income and earnings per share trends remain unchanged under both the Rollover Method and Iron Curtain Method under GAAP and Non-GAAP performance measures. Trend data for 2008 is provided to further confirm and illustrate that relevant trends remain unchanged as a result of the correction of the error:

Exhibit II —